O2 TREEHOUSE

Treewalkers: The Future of Treehouse Glamping



TREEWALKERS

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o2treehouse.com Petaluma, CA







$1M+ Revenue

Highlights



$1M+ Revenue
Earned over the last 12 months

1. Built 100 architectural tree houses, including viral Pinecone Treehouse
2. $600K+ raised in previous crowdfunding campaign
3. Featured on HGTV, Treehouse Masters, and in 85+ publications worldwide
4. Uniquely positioned in the US glamping market to soar from $561M to $1.3B by 2029 (not guaranteed)

| 5 | 31 Signed Letters of Intent for Treewalkers camps worldwide |

| 6 | Treewalkers modular system enables owners to grow from single units to entire connected villages |

Featured Investor



John Jameson
Syndicate Lead

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Invested $378,008 ⓘ

Sailor, Entrepreneur, CRE, Sponsor, and one helluva a nice guy.

"Treewalkers has been an exceptional partner throughout my journey to create unique accommodations at my landscape resort. Their rare combination of visionary design, implementation flexibility, and collaborative spirit has been essential in bringing my vision to life—not just as a project, but as a family and brand. In an age of AI and digital overwhelm, Treewalkers offers the antithesis—transformative nature experiences that reconnect guests with the natural world. They are positioned at the perfect market sweet spot: lowest possible infrastructure costs with highest possible room rates. While other developers wait for traditional infrastructure and technology, Treewalkers leverages nature's raw elements as primary amenities, achieving premium pricing with minimal development costs. Treewalkers is the absolute best partner for my vision because they break down the barriers between humans and nature. What Dustin achieves with his innovative designs is exactly what I'm able to accomplish at my resort—creating spaces where guests rediscover their connection to the natural world while generating exceptional returns."

Our Team



Dustin Feider Founder & CEO



 Aldo Quezada   COO

 Sara Thurner   CFO

 **Sarah Orlik**   Head of Marketing

 Gina Rogers   Executive Assistant

Treewalkers - Scaling Architectural Wonder

Dear Investor,

We live in an age of profound disconnection. Our attention is captured by screens and our access to wild spaces increasingly restricted. As public lands shrink and private development expands, the opportunities for genuine nature connection— the kind that truly restores our spirits—grow more precious and rare.

This is why the rise of nature-based hospitality matters so deeply. Millions are seeking escape, yearning to reconnect with the natural world. Yet most outdoor accommodations simply transplant indoor comforts outside, creating barriers between guests and the very environment they came to experience.

Join us in creating spaces that elevate how humanity experiences nature.

The O2 Treehouse Team

Elevate Glamping
To Rise Above Ordinary Travel
$600K Raised
700+ Investors
Vision Validated
TREEWALKERS





THE PITCH

At O2 Treehouse, we've spent 18 years crafting custom treehouses that weave seamlessly into forest canopies—structures that enhance how people experience nature.

Our structures have the power to transform perspectives on the relationship between humans and nature. Each treehouse serves as a gallery where architecture frames nature's beauty, creating

moments of wonder that reconnect guests with the living world.


O2 TREEHOUSE
100+
Treehouses Built
$10M+
Gross Revenue
"All treehouse builds involve a significant amount of mathematics, but O2 Treehouse's projects look like a gorgeous geometry equation in a tree. "
"There are treehouses and then there are ones by O2 Treehouse."
"This isn't the tree fort of yesteryear. Professionals will be eager to spend big on modern treehouses for themselves or as a rental business for glamorous camping."
HGTV HOME & GARDEN
dwell
The Press Democrat

This isn't just our story. It's proof that the world hungers for spaces that bridge the divide between human comfort and natural magic.

Now, through Treewalkers, we're transforming this architectural mastery into scalable hospitality that makes these transformative experiences accessible to all.

Eco-Tourism's Growth
Exposes Major Flaws

The $3.45B glamping industry promised unique nature experiences but created a commoditized market where corporate consolidation and destructive construction methods have eliminated the very authenticity guests seek.

This fundamental disconnect—between what travelers desperately want and what the industry actually delivers—reveals why the forest canopy remains the hospitality industry's greatest untapped opportunity.



While eco-hospitality demand rapidly rises, three critical problems emerge:

Environmental Impact

The hotel industry generates 60 million tons of CO2 emissions annually while construction activities cause soil compaction, erosion, and disruption of natural water systems.

Corporate Monopoly

Major hotel chains acquire glamping leaders as the $12.4 billion market shifts from "mom-and-pop" operations to corporate consolidation.

Market Oversaturation

Only 23% of travelers are fully satisfied with the authenticity and depth of current eco-tourism offerings.

Where others see obstacles, we see opportunity.

Treewalkers elevates guests into the forest canopy using our proprietary Tetratruss system— transforming 18 years of custom mastery into scalable manufacturing.

Treewalkers doesn't just solve glamping's problems—it transcends them.



Elevated Experience
360-degree nature immersion

Premium Pricing
$500+ nightly rates

Preserves Forest Floor
90% Less land impact

Faster Installation
6 weeks to build vs 6 months

Independent operators finally have a way to offer what no corporation can replicate— genuine architectural wonder woven into living trees.



Engineered for Comfort
Designed for Transformation

Every Treewalkers tent is designed as a living gallery where architecture frames nature's beauty. We pair solid wood floors and walls with our weatherproof, fire-resistant canvas canopy system—creating sanctuaries that float among the trees.



Structural Harmony
- Watertight, fire-resistant canvas canopy
- Panoramic windows with complete security
- Solid wood and steel foundation



Immersive Comfort
- Custom built-in furniture throughout
- Full en-suite bathrooms with modern amenities
- Spacious decks and steel staircases for easy access



Versatile Installation
- Suspended models float among living trees
- Stilted versions adapt to any terrain
- Both preserve the forest floor below

Choose from suspended models that connect to living trees or stilted versions for any terrain, both featuring integrated decks, optional bathrooms, and the ability to expand through bridges and walkways as your operation grows from single retreats to interconnected villages.



Start with one tent. Scale to an entire resort.



Suspended among trees or stilted across any terrain



Suspended
Among living trees

Stilted
Any terrain type



Connected
Integrated walkways

Our modular Tetratruss system adapts to any terrain—suspended among trees or stilted across meadows, rocky slopes, and open fields. Each addition connects seamlessly through integrated decks and walkways.

18 years of experience has taught us: no two properties are identical. That's why we engineered one system that works with your land's natural characteristics, not against them.

The same core components scale from intimate retreats to destination resorts—maintaining architectural excellence at every size.

MARKET OPPORTUNITY

Explosive Glamping
Industry Growth

This isn't a niche offering for a small segment. Millions of travelers are actively seeking authentic experiences that go beyond basic accommodations—they're hungry for spaces that heal the divide between man-made comforts and the magic of nature.

$39.9 B



$11.6 B

Projected Industry Value By 2034

Major hospitality brands are taking notice: Marriott recently acquired Postcard Cabins, while Hilton partnered with AutoCamp to offer glamping near National Parks. 83% of travelers now prioritize sustainable travel experiences, driving demand for nature-immersive accommodations like treehouses.

Premium Positioning



Treehouse Rentals
$500+ per night

Standard Glamping
>$200 per night

*Based on regional market research and calculations from existing O2 Treehouse short-term rental performance

Treehouse accommodations consistently outperform standard glamping on booking platforms, commanding premium rates while maintaining higher occupancy through their unique appeal and social media shareability.

PROVEN PERFORMANCE

Validated Results
In The Trees

Our track record speaks for itself: established manufacturing capabilities paired with market-proven demand for Treewalkers as an independently operated hospitality rental.

This isn't just a business plan - Treewalkers is built on 18 years of operational excellence and real-world performance data.

Market-Tested and Guest-Approved


4.99
Guest favorite
This home is in the top 10% of eligible listings based on ratings, reviews, and reliability

Real results from the first Treewalkers Air BnB

★★★★★ "This one-of-a-kind treehouse was pure magic."

★★★★★ "Our stay at the treehouse was unforgettable!"

★★★★★ "Absolutely breathtaking adventure!"

★★★★★ "I was captivated by the unique design."

The first independently owned Treewalkers unit proves the concept works - guests consistently rate it 5 stars, placing it in the top 10% of all Airbnb listings while commanding premium rates. Real guests, real reviews, real returns.

18 Years of Innovation, Ready for Expansion

Established infrastructure and proven team capabilities



Facility

- 10,000 sqft Production Facility
- In-house woodshop
- Metal shop
- Finish capabilities



Team

- 5 In-house Designers
- 4 Specialized Installation Foremen
- 5 Operations & Project Managers
- 20 Skilled Installers & Contractors



Production

- 20 Treewalkers Units Contracted
- 30-50% Growth Trajectory YoY
- 100 Custom Treehouses Built
- System Ready to Scale

This proven foundation gives us a competitive advantage most startups can only dream of: we know our costs, we understand our market, and we've validated our returns. With manufacturing systems in place and guest demand confirmed, we're not asking investors to bet on potential - we're inviting you to scale what already works.

Downloads

O2 Treehouse Wefunder Revenue Share Calculator - Wefunder Revenue Share Calculator.pdf